Exhibit 99.1

Webus International Limited

(an exempted company with limited liability incorporated in the Cayman Islands)

NASDAQ Ticker: WETO

Notice of Webus International Limited’s

2025 Annual General Meeting

NOTICE IS HEREBY GIVEN THAT the 2025 annual general meeting of the holders (the “shareholders”) of ordinary shares of par value US$0.0001 each (the “ordinary shares” and each an “ordinary share”) in the capital of Webus International Limited (“Company”) will be held at 25/F, UK Center, EFC, Yuhang District, Hangzhou, China 311121 on November 24, 2025, at 9:00 a.m. Eastern Time (the “Meeting”). The notice of the 2025 annual general meeting (the “Notice”), the annual report, and other materials related to the Meeting are available at https://ts.vstocktransfer.com/irhlogin/WEBUS.

Registered shareholders and duly appointed proxyholders will be able to attend, participate and vote at the Meeting or any adjournment thereof in person. Beneficial shareholders who hold their ordinary shares through a broker, investment dealer, bank, trust corporation, custodian, nominee or other intermediary who have not duly appointed themselves as a proxyholder will be able to attend as guests, but will not be able to participate in or vote at the Meeting or any adjournment thereof.

Items of Business

The Meeting and any or all adjournments thereof will be held for the purpose of considering, and if thought fit, passing the following resolutions:

1.	RESOLVED as an ordinary resolution to approve the Company’s 2025 share incentive plan;

2.	RESOLVED as an ordinary resolution to appoint Marcum Asia CPAs LLP as the Company’s independent registered public accounting firm for fiscal year 2026;

3.

RESOLVED as an ordinary resolution to re-elect Jiahua Zheng as a director of the Company, who is retiring in accordance with the Company’s articles of association and, being eligible, is standing for re-election as a director of the Company;

4.

RESOLVED as an ordinary resolution to re-elect Nan Zheng as a director of the Company, who is retiring in accordance with the Company’s articles of association and, being eligible, is standing for re-election as a director of the Company;

5.

RESOLVED as an ordinary resolution to re-elect Ken He as a director of the Company, who is retiring in accordance with the Company’s articles of association and, being eligible, is standing for re-election as a director of the Company;

6.

RESOLVED as an ordinary resolution to re-elect Yili Liu as a director of the Company, who is retiring in accordance with the Company’s articles of association and, being eligible, is standing for re-election as a director of the Company;

7.

RESOLVED as an ordinary resolution to re-elect Tsang Hing Hang Bern as a director of the Company, who is retiring in accordance with the Company’s articles of association and, being eligible, is standing for re-election as a director of the Company; and

8.

RESOLVED, as an ordinary resolution, to adjourn the Meeting to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.

1

Record Date

Our board of directors (the “Board of Directors” or the “Board”) has fixed October 28, 2025 as the record date (“Record Date”) for determining shareholders entitled to receive notice of, attend and vote at, the Meeting or any adjournment thereof. You may vote if you held shares of the Company’s ordinary shares as of the close of business on October 28, 2025.

2025 Annual General Meeting Admission

Due to space limitations, attendance is limited to Shareholders and persons holding valid legal proxies from those Shareholders. Admission to the meeting is on a first-come, first-served basis. Registration will begin at 8:30 a.m. Eastern Time. Valid government-issued identification must be presented to attend the Meeting. If you hold the Company’s ordinary shares through a broker, bank, trust or other nominee, you must bring a copy of a statement reflecting your share ownership as of the Record Date, and if you wish to vote in person, you must also bring a legal proxy from your broker, bank, trust or other nominee. Cameras, recording devices, and other electronic devices are not permitted.

We look forward to seeing you at the meeting.

On behalf of the Board,

/s/ Jiahua Zheng

Jiahua Zheng

Chairman of the Board

November 10, 2025

Meeting Information

Date:	November 24, 2025

Time:	9:00 a.m. Eastern Time

Location:	25/F, UK Center, EFC, Yuhang District, Hangzhou, China 311121

Record Date:	October 28, 2025

Resolution 1 – Approval of the Company’s 2025 Share Incentive Plan

You are being asked to approve the Company’s 2025 Share Incentive Plan. For additional information regarding the Company’s 2025 share incentive plan, see “Approval of the Company’s 2025 Share Incentive Plan” beginning on page 5 of this Notice.

Our Board unanimously recommends that you vote “FOR” the approval of the Company’s 2025 share incentive plan.

Resolution 2 – Appointment of Marcum Asia CPAs LLP as the Company’s Independent Registered Public Accounting Firm

You are being asked to approve the appointment of Marcum Asia CPAs LLP as the Company’s independent registered public accounting firm for fiscal year 2026. For additional information regarding the Audit Committee’s selection of and the fees paid to Marcum Asia CPAs LLP, see “Appointment of the Company’s Independent Registered Public Accounting Firm” beginning on page 6 of this Notice.

Our Board unanimously recommends that you vote “FOR” the appointment of Marcum Asia CPAs LLP as the Company’s independent registered public accounting firm for fiscal year 2026.

2

Resolutions 3 to 7 (inclusive) – Re-election of Directors

You are being asked to approve the re-election of the Company’s directors. Each of the current directors is standing for re-election and seeking re-election at the Meeting. See “Re-election of Directors” beginning on page 7 of this Notice.

Our Board unanimously recommends that you vote “FOR” the approval to re-elect them as directors of the Company.

Resolution 8 – Adjournment of the Meeting

You are being asked to adjourn the Meeting to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.

Quorum

At the Meeting, one or more shareholders entitled to vote and present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative representing not less than one-third (1/3) of all voting power of the Company’s share capital in issue throughout the meeting shall form a quorum.

Vote Required

All of the resolutions are proposed as ordinary resolutions. This means that, for each resolution to be approved, the affirmative vote of a simple majority of the votes cast at the Meeting by shareholders entitled to vote, whether voting electronically, in person, by proxy, or, in the case of a corporate shareholder, by its duly authorized representative, is required. A properly executed proxy card marked “Abstain” with respect to this proposal will not be voted.

Questions and Answers

The following questions and answers are intended to address briefly some commonly asked questions regarding the Meeting. These questions and answers may not address all of the questions that may be important to you as a shareholder. To better understand these matters, you should carefully read this entire Notice.

Q: Why am I receiving this Notice?

A: The Company is holding this Meeting to approve the Company’s 2025 share incentive plan, to appoint Marcum Asia CPAs LLP as the Company’s independent registered public accounting firm, to re-elect the Directors of the Company, and to transact any business that may properly come before the Meeting.

We have included in this Notice important information about the Meeting. You should read this information carefully and in its entirety. The enclosed voting materials allow you to vote your shares without attending the Meeting. Your vote is very important, and we encourage you to vote your shares or submit your proxy as soon as possible.

Q: When and where will the Meeting be held?

A: The Meeting will be held on November 24, 2025 at 9:00 a.m. Eastern Time, in an in-person format. In-person participants will be able to attend the Annual General Meeting at 25/F, UK Center, EFC, Yuhang District, Hangzhou, China 311121.

Q: Who is entitled to vote at the Meeting

A: The record date for the Meeting is October 28, 2025. Only holders of ordinary shares of the Company as of the close of business on the record date are entitled to notice of, to attend and to vote at, the Meeting or any adjournment thereof. As of the record date, there were 22,000,000 ordinary shares issued and outstanding. Each ordinary share that you own entitles you to one vote.

3

Q: How do the shareholders vote?

A: If you are entitled to vote at the Meeting or any adjournment thereof, you may vote your shares by: (1) following the voting instructions provided by your brokerage firm or the Company’s transfer agent; (2) attending the Meeting or any adjournment thereof and voting in person; or (3) appointing the chair of the Meeting or another person to attend, speak, and vote on your behalf. This person is called your proxy. Your proxy does not need to be a shareholder of the Company but must attend the Meeting or any adjournment thereof to represent you.

You may appoint a proxy and submit your voting instructions by following the specific instructions provided by your brokerage firm. If such information was not provided by your brokerage firm, you may instead mail the completed proxy card to the Company at 25/F, UK Center, EFC, Yuhang District, Hangzhou, China 311121. The completed proxy card must be received by the Company no later than 9:00 a.m. Eastern Time on November 21, 2025.

Q: How can I attend the Meeting?

A: The Meeting is open to all holders of the Company’s ordinary shares as of the Record Date. You may attend the Meeting in person at 25/F, UK Center, EFC, Yuhang District, Hangzhou, China 311121.

Q: May shareholders ask questions at the Meeting?

A: Yes. Representatives of the Company will answer questions of general interest at the end of the Meeting.

Q: If my shares are held in “street name” by a broker or other nominee, will my broker or nominee vote my shares for me?

A: Your broker or other nominee does not have authority to vote on non-routine matters. All the resolutions  presented at the Meeting is considered non-routine matter. Your broker or other nominee will vote your shares held by it in “street name” with respect to these matters only if you provide instructions to it on how to vote.

Q: What if I do not vote on the matters relating to the resolutions?

A: If you fail to vote or fail to instruct your broker or other nominee how to vote on any of the resolutions, it will have no effect on such resolutions. It will be treated as a “non-vote” and not count toward a quorum.

Q: Do I have appraisal rights?

A: The shareholders do not have appraisal rights with respect to the matters to be voted upon at the Meeting.

Q: Whom should I contact if I have questions about the proxy materials or voting procedures?

A: If you have questions about the proposals, you should contact Webus International Limited, 25/F, UK Center, EFC, Yuhang District, Hangzhou, China 311121 or by email: ir.annabelle@webus.vip. If your shares are held in a stock brokerage account or by a bank or other nominee, you should contact your broker, bank or other nominee for additional information.

Q: Who is paying for the expenses involved in preparing and mailing this Notice?

A: All expenses involved in preparing, assembling, and mailing these materials will be paid by the Company. Shareholders are responsible for their own costs in connection with attending and voting at the Meeting, whether in person or by proxy.

Q: What Interest Do Officers and Directors Have in Matters to Be Acted Upon?

A: Certain of our directors and executive officers are eligible to participate in the 2025 share incentive plan. Accordingly, they may be deemed to have a personal interest in the approval of this proposal that differs from the interests of our shareholders generally. The plan provides for the grant of share options, restricted shares, restricted share units and other share-based awards to employees, directors and consultants of the Company. The specific grants, if any, that may be made to our directors, executive officers, and consultants have not yet been determined.

Each of the directors of the Company who is standing for re-election has an interest in the resolution relating to their re-election.

4

Q: Where can I find the voting results of the Meeting?

A: The Company will announce preliminary voting results at the Meeting. The Company will also disclose final voting results in a report on Form 6-K that is expected to be filed with the SEC within four business days after the Meeting.

Resolution 1 – Approval of the Company’s 2025 Share Incentive Plan

The Board of Directors has unanimously approved, and recommends that the shareholders approve, the Company’s 2025 share incentive plan (the “2025 Plan”).

Purpose and Effect of the 2025 Share Incentive Plan

Our Board has adopted, subject to shareholder approval, the Company’s 2025 Plan. The Board believes that it is in the best interests of the Company and its shareholders to approve and adopt the Company’s 2025 Plan in order to promote the best interests of the Company and its shareholders by (i) assisting the Company in the recruitment and retention of persons with ability and initiative; (ii) providing an incentive to such persons to contribute to the growth and success of the Company’s businesses by affording such persons equity participation in the Company; and (iii) associating the interests of such persons with those of the Company and its affiliates and shareholders.

The 2025 Plan provides for the grant of a variety of share-based awards, including share options, restricted shares, restricted share units and other types of share-based awards, as determined by the compensation committee of our board of directors. The maximum number of ordinary shares that may be issued under the 2025 Plan is 3,300,000 ordinary shares of the Company, par value $0.0001 each, subject to adjustment in the event of share splits, recapitalizations or similar events.

A copy of the 2025 Plan is attached to this Notice as Annex I.

Eligibility

Employees, directors and consultants of the Company are eligible to receive awards under the 2025 Plan. As of October 28, 2025, approximately 27 employees (including 2 executive officers), 5 directors, and 10 consultants would be eligible to participate in the 2025 Plan.

As of the date of this Notice, no specific grants have been approved or determined in connection with the 2025 Plan. The number and terms of any future awards will be determined by the compensation committee or the Board in accordance with the terms of the 2025 Plan.

Administration

The 2025 Plan will be administered by our compensation committee or the Board, which will have full authority to interpret the plan and to determine the type, terms, and conditions of awards granted thereunder. Awards may be settled in ordinary shares, cash, or a combination of both.

Interests of Directors and Executive Officers

Certain of our directors and executive officers are eligible to receive awards under the 2025 Plan and therefore have an interest in the approval of this proposal that is different from the interests of our shareholders generally.

The Board unanimously recommends that you vote “FOR” the approval of the Company’s 2025 Plan.

5

Resolution 2 – Appointment of the Company’s Independent Registered Public Accounting Firm

The Audit Committee, pursuant to authority granted to it by the Board, is directly responsible for the appointment, compensation, retention, and oversight of the Company’s independent registered public accounting firm. The Audit Committee evaluates the independent registered public accounting firm’s qualifications, performance, and independence at least annually and periodically considers whether to continue to retain our current independent registered public accounting firm or whether to engage another firm. In connection with applicable partner rotation requirements, the Audit Committee and its Chair are involved in considering the selection of the independent registered public accounting firm’s new lead partner. Additionally, the Company adheres to the requirements of the Sarbanes-Oxley Act relating to the rotation of partners engaged in the Company’s audit by the independent registered public accounting firm.

For fiscal year 2026, the Audit Committee has recommended the appointment of Marcum Asia CPAs LLP as the Company’s independent registered public accounting firm. Marcum Asia CPAs LLP has served in this role since 2022. The members of the Audit Committee and the Board believe that the continued retention of Marcum Asia CPAs LLP as the Company’s independent registered public accounting firm is in the best interests of the Company and its shareholders.

The Board is submitting this proposal to the vote of the shareholders as a matter of good corporate governance. If shareholders do not approve the appointment of Marcum Asia CPAs LLP, the Audit Committee will reconsider the appointment of Marcum Asia CPAs LLP as the Company’s independent registered public accounting firm. Even if the selection is approved, the Audit Committee may, in its discretion, appoint a different independent registered public accounting firm at any time during the year if the Audit Committee determines that such a change would be in our shareholders’ best interests.

The fees billed for professional services provided by Marcum Asia CPAs LLP for fiscal years 2025 and 2024 are shown in the following table:

Fees (in thousands of US$)	2025	2024
Audit Fees	$225	$210
Audit-Related Fees	$60	$60
Tax Fees	$-	$-
All Other Fees	$16.8	$15

Description of Fees

“Audit Fees” include fees for the audit of our annual financial statements, the review of unaudited interim financial information included in our reports on Form 6-K, and services that normally would be provided by the independent registered public accounting firm in connection with statutory and regulatory filings or engagements and that generally only the independent registered public accounting firm can provide. In addition to fees for an audit or review in accordance with generally accepted auditing standards, this category contains fees for comfort letters, statutory and subsidiary audits, consents, and assistance with and review of documents filed with the SEC. “Audit-Related Fees” include fees related to assurance and associated services that are reasonably related to the performance of the audit or review of our financial statements and traditionally are performed by the independent registered public accounting firm, such as: compliance testing and reporting; internal control reviews; attestation services that are not required by statute or regulation; and agreed upon procedure reports. “Tax Fees” include fees for corporate and subsidiary tax compliance services. “All Other Fees” include fees for services that are not defined as Audit, Audit-Related, or Tax and are not specifically prohibited by the SEC.

The Board unanimously recommends that you vote “FOR” the appointment of Marcum Asia CPAs LLP as the Company’s independent registered public accounting firm for fiscal year 2026.

6

Resolution 3 – Re-Election of Jiahua Zheng as a Director of the Company, Who Is Retiring in Accordance With the Company’s Articles of Association and, Being Eligible, Is Standing for Re-Election

Having considered the performance of and contribution made by Jiahua Zheng, the Board remains satisfied that, and the Chairman confirms that, the performance of Jiahua Zheng continues to be effective and to demonstrate commitment to the role and as such the Board recommends his re-election. Biographical information for Jiahua Zheng is set out below.

Jiahua Zheng

Non-Executive Director

Mr. Jiahua Zheng is the Company’s founder and has been a director of the Board since the Company’s inception. Prior to founding the Company, including its variable interest entity (the “VIE”), between 2011 and 2018, Mr. Zheng was the chairman of the board of Huzhou Xinhanrui Real Estate Co., Ltd., a company engages in real estate investment, where he was in charge of the company’s development strategies. Mr. Zheng has over 30 years of business experience with extensive resources both locally and regionally. He is particularly well versed in business strategies, corporate and government relations and crisis management. Mr. Jiahua Zheng is the father of the Company’s Chief Executive Officer Mr. Nan Zheng.

We believe Mr. Jiahua Zheng’s executive leadership experience qualifies him to serve on the Company’s Board.

Resolution 4 – Re-Election of Nan Zheng as a Director of the Company, Who Is Retiring in Accordance With the Company’s Articles of Association and, Being Eligible, Is Standing for Re-Election

Having considered the performance of and contribution made by Nan Zheng, the Board remains satisfied that, and the Chairman confirms that, the performance of Nan Zheng continues to be effective and to demonstrate commitment to the role and as such the Board recommends his re-election. Biographical information for Nan Zheng is set out below.

Nan Zheng

Executive Director

Mr. Nan Zheng has been the Chief Executive Officer of the Company since February 2023 and interim CFO since June 2025. He accepted the appointment as the director of the Company on February 26, 2025. Mr. Zheng has been the CEO of the VIE since January 2021 and is responsible for the VIE’s operation, product offerings and management. From June 2019 to March 2020, Mr. Zheng was the Chief Operating Officer of Uway Inc., a college student career service platform he founded in June 2019 when he was about to start college. Uway Inc. built the “Linker” platform to provide flexible employment information for students on campus. Mr. Zheng obtained a bachelor’s degree at Babson College in Wellesley, Massachusetts.

We believe Mr. Nan Zheng’s knowledge of the Company’s business as the Chief Executive Officer and his experience in technology and innovation qualify him to serve on the Company’s Board.

Resolution 5 – Re-Election of Ken He as a Director of the Company, Who Is Retiring in Accordance With the Company’s Articles of Association and, Being Eligible, Is Standing for Re-Election

Having considered the performance of and contribution made by Ken He, the Board remains satisfied that, and the Chairman confirms that, the performance of Ken He continues to be effective and to demonstrate commitment to the role and as such the Board recommends his re-election. Biographical information for Ken He is set out below.

Ken He

Non-Executive and Independent Director

Mr. Ken He has over 20 years of experience in finance and accounting and has served as the Company’s independent director and Chair of the Audit Committee since February 26, 2025. He also serves as an independent director, the chairman of the audit committee, or the chairman of the remuneration and appraisal committee for other companies, including Fantawild Holdings Inc. (National Equities Exchange and Quotations of China, Ticker: 834793) and Ebang International Holdings Inc. (Nasdaq, Ticker: EBON). Mr. He is well-versed in Chinese, Hong Kong, Australian, and international accounting standards, as well as U.S. GAAP. He holds a bachelor’s degree in management from Sun Yat-sen University and a master’s degree in applied finance from Macquarie University. Mr. He is a Certified Public Accountant in the United States, China, and Hong Kong, a Certified Practicing Accountant with CPA Australia, a Chartered Accountant with CA ANZ, and a Chartered Financial Analyst (CFA) charterholder.

We believe Mr. He’s broad executive management and financial expertise, along with his experience serving on the boards of other companies, qualify him to serve on the Company’s Board.

7

Resolution 6 – Re-Election of Yili Liu as a Director of the Company, Who Is Retiring in Accordance With the Company’s Articles of Association and, Being Eligible, Is Standing for Re-Election

Having considered the performance of and contribution made by Yili Liu, the Board remains satisfied that, and the Chairman confirms that, the performance of Yili Liu continues to be effective and to demonstrate commitment to the role and as such the Board recommends her re-election. Biographical information for Yili Liu is set out below.

Yili Liu

Non-Executive and Independent Director

Ms. Yili Liu has been our independent director and the Chair of Nominating and Corporate Governance Committee since September 19, 2025. Ms. Liu has managerial experience in overseas business operations and client engagement. Since September 2021, Ms. Liu has been a manager at Shenzhen Feisoo Innovation Technologies Co., Ltd. (Wuhan Branch), focusing on client engagement and business development in overseas markets. From December 2016 to July 2021, she served as a manager at Shenzhen Xingkeqi Innovation Technology Co., Ltd., where she was responsible for certain of the company’s overseas e-commerce operations. Ms. Liu received her master’s degree in Italian Language and Culture for Foreigners from the University of Bologna in July 2016.

We believe Ms. Liu’s international management experience, knowledge of overseas markets, and background in client engagement and business development qualify her to serve on the Company’s Board.

Resolution 7 – Re-Election of Tsang Hing Hang Bern as a Director of the Company, Who Is Retiring in Accordance With the Company’s Articles of Association and, Being Eligible, Is Standing for Re-Election

Having considered the performance of and contribution made by Tsang Hing Hang Bern, the Board remains satisfied that, and the Chairman confirms that, the performance Tsang Hing Hang Bern continues to be effective and to demonstrate commitment to the role and as such the Board recommends his re-election. Biographical information for Tsang Hing Hang Bern is set out below.

Tsang Hing Hang Bern

Non-Executive and Independent Director

Mr. Tsang has been our independent director and the Chair of Compensation Committee since September 19, 2025. Mr. Tsang has been a director of Fruitful Food & Beverage Company Limited since 2000 and has served as a director of Ashita International (Hong Kong) Limited since 2018. He was the Supply Chain Director of Sendo Pacific (HK) Ltd. from 2017 to 2020 and has served as Production Manager of Million (Far East) Limited since 2021. Mr. Tsang received a Higher Diploma in Food Science and Technology from the Hong Kong Technical College (Chai Wan) in July 1998.

We believe Mr. Tsang’s extensive experience in business management and operations qualifies him to serve on the Company’s Board.

Resolution 8 – Adjournment of the Meeting

The shareholders are being asked to adjourn the Meeting to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.

Other Matters

The Board of Directors knows of no other matter before the Meeting other than the matters identified in this Notice. However, if any other matter properly comes before the Meeting, the persons named in the proxies may vote the shares represented by them in accordance with their best judgment.

Cautionary note regarding forward-looking statements

This document contains statements about the Company that are or may be “forward-looking statements”. All statements, other than statements of historical facts, included in this document may be forward-looking statements. Without limitation, any statements preceded or followed by, or that include, the words “targets”, “plans”, “believes”, “expects”, “aims”, “intends”, “will”, “may”, “should”, “anticipates”, “estimates”, “projects” or words or terms of similar substance or the negative thereof, are forward-looking statements. These forward-looking statements are not guarantees of future performance and have not been reviewed by the auditors of the Company. These factors are discussed in the “Risk Factors” section of filings that the Company makes with the SEC, including its Annual Report on Form 20-F for the financial year ended June 30, 2025. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of any such person, or industry results, to be materially different from any results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements are based on numerous assumptions regarding the present and future business strategies of such persons and the environment in which each will operate in the future. Investors should not place undue reliance on such forward-looking statements and, save as is required by law or regulation, the Company does not undertake any obligation to update publicly or revise any forward-looking statements (including to reflect any change in expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based). All subsequent oral or written forward-looking statements attributed to the Company or any persons acting on its behalf are expressly qualified in their entirety by the cautionary statement above. All forward-looking statements contained in this document are based on information available to the Board of Directors at the date of this document, unless some other time is specified in relation to them, and the posting or receipt of this document shall not give rise to any implication that there has been no change in the facts set forth herein since such date.

8

Annex I

WEBUS INTERNATIONAL LIMITED
NASDAQ Ticker: WETO

2025 SHARE INCENTIVE PLAN
(Approved by the Board of Directors on October 30, 2025; Effective as of October 30, 2025)

TABLE OF CONTENTS

1.	Establishment; Purpose of the Plan	10

2.	Definitions	10

3.	Administration	11

4.	Shares Subject to Plan and Limitations	12

5.	Eligibility and Participation	12

6.	Types of Awards Available Under the Plan	13
	6.1 Options (Non‐Qualified and Incentive)	13
	6.2 Share Appreciation Rights ("SARs")	13
	6.3 Restricted Share	13
	6.4 Restricted Share Units ("RSUs")	13
	6.5 Performance Awards	13
	6.6 Other Share‐Based Awards	13

7.	General Terms and Conditions of Awards	13

8.	Corporate Transactions; Changes in Capitalization	14

9.	Forfeiture, Clawback and Recoupment	14

10.	Section 409A Compliance	14

11.	Securities Law and Other Regulatory Compliance	14

12.	Tax Withholding	14

13.	Amendment, Suspension or Termination of the Plan	15

14.	Term of the Plan	15

15.	Governing Law; Severability	15

16.	No Rights to Employment or Service	15

17.	Indemnification	15

18.	Effective Date and Shareholder Approval	15

9

1.  ESTABLISHMENT; PURPOSE OF THE PLAN

Webus International Limited, a Cayman Islands exempted company (together with its Subsidiaries, the “Company”), hereby adopts the Webus International Limited 2025 Share Incentive Plan (the “Plan”), effective as of October 30, 2025 (the “Effective Date”), subject to approval by the Company’s shareholders at the 2025 annual general meeting or at an extraordinary general meeting (or any adjournment thereof). The Plan supersedes and replaces any prior equity compensation plans of the Company, but shall not affect the terms of any outstanding awards granted under such prior plans.

The Plan is intended to: (a) attract, retain and motivate Employees, Directors, and Consultants (each as defined below); (b) align the interests of such persons with those of the Company’s shareholders by providing opportunities to acquire or increase a proprietary interest in the Company; and (c) promote the success and enhance the value of the Company through the grant of equity‐based and performance‐based incentive awards.

2.  DEFINITIONS

Whenever the following terms are used in the Plan, they shall have the meanings set forth below. Capitalized terms not defined herein shall have the meanings given to them in an Award Agreement.

“Administrator” means the Board or, if and to the extent the Board so designates, the Committee.

“Award” means, individually or collectively, any Option, SAR, Restricted Share, RSU, Performance Award or Other Share‐Based Award granted under the Plan.

“Award Agreement” means a written agreement, contract, certificate or other instrument or document evidencing the terms and conditions of an individual Award, including any amendments thereto.

“Board” means the Board of Directors of the Company.

“Cause” has the meaning set forth in the grantee’s employment, consulting or other applicable agreement with the Company, or if none, as determined by the Administrator in its sole discretion.

“Change in Control” means the occurrence of any of the following events after the Effective Date: (i) a sale, lease or other disposition of all or substantially all of the Company’s consolidated assets; (ii) any person or group becomes the beneficial owner of more than 50% of the total voting power of the Company’s outstanding securities; (iii) a consummation of a merger or consolidation of the Company with any other corporation where the Company’s shareholders immediately prior to such transaction do not own more than 50% of the voting power of the surviving entity; or (iv) individuals who constitute the Board on the Effective Date (together with any new directors whose election is approved by a vote of at least two‐thirds of the directors then in office) cease for any reason to constitute a majority of the Board.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Committee” means the Compensation Committee of the Board, or such other committee as the Board may designate to administer the Plan, composed in each case of not fewer than two (2) non‐employee directors who meet the independence requirements of Nasdaq Listing Rule 5605 and the non‐employee director requirements of Rule 16b‐3 under the Exchange Act.

“Common Shares” means the ordinary shares, par value US$0.0001 per share, of the Company, and such other securities as may be substituted therefor pursuant to Section 8.

“Company Group” means the Company and its Subsidiaries, collectively.

“Consultant” means any individual who is engaged by the Company Group to render bona fide services, other than as an Employee or a Director, and who qualifies as a consultant under Form S‐8 (or any successor form) promulgated under the Securities Act.

10

“Disability” means “disabled” or a similar term as defined in the grantee’s employment agreement or, if none, as defined in Section 409A(a)(2)(C) of the Code.

“Effective Date” has the meaning set forth in Section 1.

“Employee” means any individual treated as an employee (including an officer or director who is also treated as an employee) in the records of the Company Group.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Fair Market Value” means, on any given date, the closing price of a Common Share as reported on the Nasdaq Capital Market (or such other national securities exchange on which the Common Shares are principally traded) for such date or, if the Common Shares were not traded on such date, on the last preceding trading day.

“Incentive Share Option” or “ISO” means an Option intended to qualify as an “incentive Share option” under Section 422 of the Code and designated as such in the applicable Award Agreement.

“Non‐Qualified Share Option” or “NSO” means an Option that is not intended to be, or does not qualify as, an ISO.

“Option” means a right granted under Section 6.1 to purchase Common Shares at a specified exercise price for a specified period of time.

“Other Share‐Based Award” means an Award granted under Section 6.6 that is denominated in or otherwise based on Common Shares.

“Participant” means any eligible individual who holds an outstanding Award.

“Performance Award” means a Restricted Share, RSU or cash‐denominated Award granted under Section 6.5 that is subject to the attainment of one or more performance goals.

“Plan” has the meaning set forth in Section 1.

“Restricted Period” means the period during which an Award of Restricted Share or RSUs is subject to restrictions or forfeiture.

“Restricted Share” means Common Shares granted under Section 6.3 that are subject to forfeiture and/or restrictions on transfer.

“RSU” means a contractual right granted under Section 6.4 to receive Common Shares (or the Fair Market Value thereof) at a future date.

“Securities Act” means the Securities Act of 1933, as amended.

“Service” means a Participant’s continuous service with the Company Group as an Employee, Director or Consultant.

“Subsidiary” means any entity that is directly or indirectly controlled by the Company within the meaning of Rule 405 of the Securities Act.

3.  ADMINISTRATION

3.1 Authority. The Plan shall be administered by the Administrator, which shall have full power and authority to:

(a) interpret and administer the Plan and any Award Agreement;

11

(b) select the Participants;

(c) determine the type, size, terms and conditions of Awards;

(d) determine, modify or waive any condition or limitation applicable to an Award;

(e) accelerate the vesting or exercisability of, payment for or lapse of restrictions on, Awards; and

(f) adopt sub-plans and make any other determinations and take any other actions that the Administrator deems necessary or desirable to administer the Plan.

3.2 Delegation. To the extent permitted by applicable law and the Company’s governing documents, the Administrator may delegate to one or more officers of the Company the authority to grant Awards to Employees or Consultants who are not subject to Section 16 of the Exchange Act.

3.3 Decisions Final. All decisions, determinations and interpretations by the Administrator shall be final and binding on all Participants and any other persons.

4.  SHARES SUBJECT TO PLAN AND LIMITATIONS

4.1 Shares Reserved. Subject to Section 8, an aggregate of 3,300,000 Common Shares (the “Share Pool”) shall be reserved for issuance pursuant to Awards under the Plan. Shares issued under the Plan may be authorized but unissued shares or shares purchased in the open market.

4.2 Share Recycling.

(a) If an Award expires, is forfeited or is terminated without having been exercised or settled in full, the Common Shares subject to such Award shall again be available for issuance under the Plan.

(b) Common Shares tendered to pay the exercise price of an Option or withheld to satisfy any tax withholding obligation shall not be added back to the Share Pool.

(c) Common Shares issued or issuable pursuant to awards assumed by the Company in connection with any merger, consolidation, acquisition of property or Share, or reorganization, shall not reduce the number of Common Shares available for issuance under the Plan, and shall not be included in the Share Pool for purposes of Section 4.1.

4.3 ISO Limit. Subject to Section 8, no more than 3,300,000 Common Shares may be issued upon the exercise of ISOs granted under the Plan.

4.4 Annual Grant Limits for Non‐Employee Directors. Subject to Section 8, the aggregate grant date Fair Market Value of all Awards plus any cash compensation payable to a Non‐Employee Director for service on the Board during any single calendar year shall not exceed US$ 1,000,000.

5.  ELIGIBILITY AND PARTICIPATION

5.1 Eligibility. Awards may be granted to any Employee, Director or Consultant whom the Administrator so selects. Eligibility for the grant of Awards and actual participation in the Plan shall be determined by the Administrator.

5.2 Participation. Subject to the provisions of the Plan, the Administrator shall determine and designate, from time to time, those eligible individuals to whom Awards are to be granted and the nature and amount of each Award.

12

6.  TYPES OF AWARDS AVAILABLE UNDER THE PLAN

6.1 Options.

(a) Grant. Options may be granted as ISOs or NSOs. Each Option shall be evidenced by an Award Agreement specifying the number of Common Shares subject to the Option, the exercise price, the term of the Option and such other provisions as the Administrator may determine.

(b) Exercise Price. The exercise price per Common Share shall be not less than 100% of the Fair Market Value of a Common Share on the grant date (110% if the grantee is a 10% shareholder and the Option is an ISO).

(c) Term. No Option shall be exercisable after the tenth (10th) anniversary of the grant date (fifth (5th) anniversary for a 10% shareholder ISO).

6.2 Share Appreciation Rights (SARs). A SAR entitles the grantee to receive, upon exercise, an amount equal to the excess of the Fair Market Value of a Common Share on the exercise date over the SAR’s base price. The base price shall be not less than 100% of the Fair Market Value of a Common Share on the grant date.

6.3 Restricted Share.

(a) Grant. Restricted Share Awards shall be evidenced by an Award Agreement that specifies the number of Common Shares granted, the Restricted Period and any vesting or forfeiture conditions.

(b) Rights as Shareholder. Unless otherwise provided in the Award Agreement, the Participant shall have all rights of a shareholder with respect to the Restricted Share, including voting rights and the right to receive dividends (which may be subject to the same vesting conditions as the underlying shares).

6.4 Restricted Share Units (RSUs). Each RSU represents the right to receive one Common Share at a specified future date, subject to satisfaction of applicable vesting conditions.

6.5 Performance Awards. A Performance Award shall be conditioned on the attainment of one or more performance goals over a performance period, as established by the Administrator.

6.6 Other Share‐Based Awards. The Administrator is authorized to grant other incentives denominated or payable in, valued by reference to, or otherwise based on or related to Common Shares, including unrestricted Share grants, dividend equivalents, deferred Share units, and other rights.

7.  GENERAL TERMS AND CONDITIONS OF AWARDS

7.1 Vesting. Awards shall vest at such time or times and subject to such conditions (including continued Service and/or performance conditions) as may be determined by the Administrator and reflected in the Award Agreement.

7.2 Termination of Service. Unless otherwise provided in the Award Agreement, upon a Participant’s termination of Service for any reason, any unvested portion of an Award shall be forfeited, and any vested but unexercised Option or SAR shall remain exercisable for the period set forth in the Award Agreement.

7.3 Transferability. Unless otherwise determined by the Administrator, Awards shall not be transferable other than by will or the laws of descent and distribution.

7.4 Dividends and Dividend Equivalents. No dividends or dividend equivalents shall be paid on unvested Awards until such Awards vest.

13

7.5 Settlement of Awards; Fractional Shares. Unless otherwise provided in an Award Agreement, Awards shall be settled in Common Shares. No fractional Common Shares shall be issued under the Plan. The Administrator may determine whether cash shall be paid in lieu of fractional shares or whether such fractional shares shall be rounded down or forfeited without payment.

8.  CORPORATE TRANSACTIONS; CHANGES IN CAPITALIZATION

In the event of any dividend or other distribution (whether in cash, shares or other property), recapitalization, share split, reverse share split, reorganization, merger, consolidation, spinoff, combination, repurchase or exchange of shares or other securities, or other change in the corporate structure of the Company, the Administrator shall make equitable adjustments to the number and class of securities available under the Plan, the number and class of securities subject to outstanding Awards and the exercise or purchase price of such Awards.

In the case of a Change in Control, the Administrator may, in its discretion: (a) accelerate vesting; (b) cancel and cash‐out outstanding Awards; (c) substitute outstanding Awards with awards of the surviving entity; or (d) take such other action as it deems appropriate.

9.  FORFEITURE, CLAWBACK AND RECOUPMENT

All Awards and any benefits received under the Plan shall be subject to forfeiture, repayment or recoupment to the extent required under applicable law or any clawback policy adopted by the Company, including, without limitation, the Company’s policy adopted pursuant to Rule 10D‐1 under the Exchange Act.

10.  SECTION 409A COMPLIANCE

It is intended that the Plan and Awards granted hereunder comply with or be exempt from Section 409A of the Code, and the Plan and each Award Agreement shall be interpreted and administered accordingly.

11.  SECURITIES LAW AND OTHER REGULATORY COMPLIANCE

No Award may be exercised or shares issued under the Plan unless and until the Company has complied with all applicable listing, registration and qualification requirements of securities laws and any stock exchange on which the Common Shares are listed. For the avoidance of doubt, the Company intends initially to register under Form S‐8 up to 1,000,000 Common Shares issuable to Consultants pursuant to Awards granted under this Plan, but the Plan authorizes the grant of Awards to Employees, Directors and other eligible Service Providers, and the Company may register additional shares or rely on available exemptions in the future.

12.  TAX WITHHOLDING

The Company may withhold, or require a Participant to remit, amounts sufficient to satisfy federal, state, local and non‐U.S. withholding tax requirements with respect to any Award. The Administrator may permit Participants to satisfy withholding obligations by tendering already‐owned Common Shares or having the Company withhold Common Shares otherwise issuable pursuant to the Award.

14

13.  AMENDMENT, SUSPENSION OR TERMINATION OF THE PLAN

The Board may amend, suspend or terminate the Plan at any time, provided that shareholder approval shall be required for any amendment to the extent necessary to comply with applicable law or stock‐exchange rule. No amendment, suspension or termination shall adversely affect any outstanding Award without the Participant’s consent, except as provided in the Plan or an Award Agreement.

14.  TERM OF THE PLAN

Unless terminated earlier by the Board, the Plan shall continue in effect until the tenth (10th) anniversary of the Effective Date, after which no further Awards may be granted but outstanding Awards shall continue in accordance with their terms.

15.  GOVERNING LAW; SEVERABILITY

The Plan and all Awards shall be governed by and construed in accordance with the laws of the State of New York, without regard to its conflict‐of‐law principles. If any provision of the Plan or an Award Agreement is held invalid or unenforceable, the remaining provisions shall continue in full force and effect.

16.  NO RIGHTS TO EMPLOYMENT OR SERVICE

Nothing in the Plan or any Award Agreement shall confer upon any Participant any right to continue in the employ or Service of the Company Group, nor shall it interfere with any right of the Company Group to terminate a Participant’s employment or Service at any time.

17.  INDEMNIFICATION

Each member of the Board and the Committee shall be indemnified and held harmless by the Company against any claims, liabilities, and expenses arising out of their service in connection with the administration of the Plan, to the fullest extent permitted by applicable law.

18.  EFFECTIVE DATE AND SHAREHOLDER APPROVAL

The Plan shall become effective on the Effective Date, subject to and conditioned upon approval by the Company’s shareholders. In the event the shareholders do not approve the Plan within twelve (12) months after the Board’s adoption, the Plan shall be null and void, and any Awards granted contingent upon such approval shall be cancelled.

15